Filed Pursuant to Rule 424(b)(5)
Registration Number 333-192670

PROSPECTUS SUPPLEMENT

(To prospectus dated December 16, 2013)

2,600,000 Common Units

StoneMor Partners L.P.

Representing Limited Partner Interests

We are selling 2,600,000 common units representing limited partner interests in us pursuant to this prospectus supplement and the accompanying prospectus.

Common units are traded on the New York Stock Exchange under the symbol “STON.” On May 28, 2014, the last reported sale price of common units on the New York Stock Exchange was $24.53 per common unit.

You should consider the information set forth in “Risk Factors” beginning on page S-14 of this prospectus supplement and on page 5 of the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before buying common units.

	Per Common Unit	Total
Public offering price	$23.67	$61,542,000
Underwriting discount	$1.11	$2,886,000
Proceeds, before expenses, to us	$22.56	$58,656,000

The underwriters may purchase up to an additional 390,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about June 3, 2014.

Joint Bookrunners
RAYMOND JAMES	BARCLAYS
Co-Managers
JANNEY MONTGOMERY SCOTT	BB&T CAPITAL MARKETS

The date of this prospectus supplement is May 29, 2014.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering of common units in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined, as well as to the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The sections captioned “Where You Can Find More Information” and “Information Regarding Forward-Looking Statements” in the accompanying prospectus are superseded in their entirety by the similarly titled sections included in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell common units and seeking offers to buy common units only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the Securities and Exchange Commission, or the SEC, and incorporated herein by reference, is accurate only as of their respective dates or other dates which are specified in those documents, regardless of the time of delivery of this prospectus or of any sale of the common units. Our business, financial condition, results of operations and prospects may have changed since those dates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus, including, but not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management, assumptions regarding our future performance and plans, and any financial guidance provided as well as certain information in our other filings with the SEC and elsewhere, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated or implied, including, but not limited to, the following:

•	uncertainties associated with future revenue and revenue growth;

•	the effect of economic downturns;

•	the impact of our significant leverage on our operating plans;

•	our ability to service our debt and pay distributions;

•	the decline in the fair value of certain equity and debt securities held in our trusts;

S-ii

•	our ability to attract, train and retain an adequate number of sales people;

•	uncertainties associated with the volume and timing of pre-need sales of cemetery services and products;

•	increased use of cremation;

•	changes in the death rate;

•	changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies;

•	our ability to successfully implement a strategic plan relating to achieving operating improvements, strong cash flows and further deleveraging;

•	our ability to successfully compete in the cemetery and funeral home industry;

•	uncertainties associated with the integration or anticipated benefits of our recent acquisitions or any future acquisitions;

•	our ability to complete and fund additional acquisitions;

•	litigation or legal proceedings that could expose us to significant liabilities and damage our reputation;

•	the effects of cyber security attacks due to our significant reliance on information technology;

•	uncertainties relating to the financial condition of third-party insurance companies that fund our pre-need funeral contracts; and

•	various other uncertainties associated with the death care industry and our operations in particular.

Forward-looking statements contained or incorporated by reference in this prospectus present our views only as of the date of the applicable document containing such forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in “Risk Factors” and other sections in this prospectus supplement and the accompanying prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on March 17, 2014, or the 2013 Form 10-K, our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 filed with the SEC on May 8, 2014, or the First Quarter 2014 Form 10-Q, and our Current Report on Form 8-K filed with the SEC on May 23, 2014, each of which is incorporated herein by reference. Except as required by federal and state securities laws, we assume no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by us, whether as a result of new information, future events or otherwise. See “Where You Can Find More Information.”

S-iii

SUMMARY

This summary highlights information about our business and about this offering contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein in their entirety, including the risk factors and our financial statements and related notes, before making an investment decision. You should carefully consider the information set forth under “Risk Factors” beginning on page S-14 of this prospectus supplement and page 5 of the accompanying prospectus about important risks that you should consider before buying common units in this offering. Unless we indicate otherwise, the information we present in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

In this prospectus supplement, unless the context otherwise requires, references to “we,” “us,” “our” or the “Partnership” are to StoneMor Partners L.P., its subsidiaries and its general partner collectively and references to “our general partner” refer to StoneMor GP LLC, the general partner of StoneMor Partners L.P.

StoneMor Partners L.P.

We are, as of March 31, 2014, the second largest owner and operator of cemeteries in the United States. As of March 31, 2014, we operated 278 cemeteries in 27 states and Puerto Rico. We own 260 of these cemeteries, and we operate the remaining 18 under management or operating agreements with the nonprofit cemetery corporations that own the cemeteries. As of March 31, 2014, we also owned and operated 90 funeral homes in 18 states and Puerto Rico. Forty-one of our funeral homes are located on the grounds of the cemeteries that we own.

We were formed as a Delaware limited partnership in April 2004. Unlike certain of our competitors that are not treated as partnerships for federal income tax purposes, our primary business objective is to increase distributable cash flow over time for our unitholders. We aim to set unitholder distributions at a level that can be sustained over time, while maintaining resources sufficient for the ongoing stability and growth of our business.

As of March 31, 2014, we were the only one of the three publicly traded U.S. death care companies that derives a majority of its revenue from cemetery operations rather than funeral home services. In the three months ended March 31, 2014, our total revenues were approximately $64.4 million.

The cemetery products and services that we sell include the following:

Interment Rights	Merchandise	Services
• burial lots • lawn crypts • mausoleum crypts • cremation niches • perpetual care rights	• burial vaults • caskets • grave markers and grave marker bases • memorials	• installation of burial vaults • installation of caskets • installation of other cemetery merchandise • other service items

We sell cemetery products and services both at the time of death, which we refer to as at-need, and prior to the time of death, which we refer to as pre-need. We market our products and services through an experienced staff of commissioned sales representatives. We had 838 of these full-time representatives on staff as of March 31, 2014. Our sales of real property, including burial lots (with and without installed vaults), lawn and mausoleum crypts and cremation niches, generate qualifying income sufficient for us to be treated as a partnership for federal income tax purposes.

For the year ended December 31, 2013 and the three months ended March 31, 2014, we performed 45,470 and 11,313 burials, respectively, and sold 30,543 and 6,102 interment rights (net of cancellations), respectively. Based on our sales of interment spaces in 2013, our cemeteries have an aggregated weighted average estimated remaining sales life of 240 years. As of March 31, 2014, we do not believe there has been any material change to the weighted average estimated remaining sales life of our cemeteries.

As of March 31, 2014, our cemetery properties were located in Alabama, California, Colorado, Delaware, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Mississippi, Missouri, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, Tennessee, Virginia, Washington and West Virginia. For both the year ended December 31, 2013 and the three months ended March 31, 2014, our cemetery operations accounted for approximately 81.8% of our total revenues.

Our primary funeral home products are caskets and related items. Our funeral home services include consultation, the removal and preparation of remains and the use of funeral home facilities for visitation and prayer services.

As of March 31, 2014, our funeral homes were located in Alabama, Arkansas, California, Florida, Illinois, Indiana, Kansas, Maryland, Mississippi, Missouri, Ohio, Oregon, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Virginia, Washington and West Virginia. For both the year ended December 31, 2013 and the three months ended March 31, 2014, our funeral home revenues accounted for approximately 18.2% of our total revenues. Our funeral home operations are conducted through various wholly-owned subsidiaries that are treated as corporations for U.S. federal income tax purposes.

Competitive Strengths

We believe that the following competitive strengths contribute to our position as a leading cemetery operator:

Long-lived and Geographically Diverse Cemeteries. We have a large portfolio of cemetery properties, which will enable us to offer cemetery products and services in the markets we serve for many years. Because we operate cemeteries in 27 states and Puerto Rico, we have not historically been materially affected by localized economic downturns or changes in laws regulating cemetery operations in any one state. Our portfolio consisted of 277 cemetery properties with a total of approximately 12,490 acres as of December 31, 2013. Our cemeteries have an aggregated weighted average estimated remaining sales life of 240 years based upon interment spaces sold in 2013. In addition, we increase capacity in our cemeteries by building mausoleum crypts and lawn crypts as the number of unsold lots decreases.

Highly Trained and Professional Sales Force. Our highly trained and professional sales force is the key to our success in executing our pre-need sales strategy. We had 838 full-time commissioned sales representatives and 128 full-time sales support and telemarketing employees as of March 31, 2014.

Ability to Successfully Execute and Integrate Acquisitions. Our acquisitions have been based on targeted guidelines that include projected cash flow and profitability, location, heritage and reputation, physical size, market value and volume of pre-need business. We believe our targeted approach, combined with our management team’s industry contacts and experience will allow us to continue to maintain a competitive advantage in executing and integrating acquisitions. Since going public in September 2004, we have successfully acquired, integrated and continue to operate 146 cemeteries and 83 funeral homes into our operations as of March 31, 2014. With the completion of this offering, we expect to have the ability to fund additional acquisition opportunities should they arise. We expect to continue to see businesses become available for purchase that meet our acquisition criteria.

Diversified Product Mix. Our mix of pre-need cemetery merchandise and services and at-need cemetery and funeral home merchandise and services represents a diversified product mix that allows us to provide customers with a comprehensive product offering. These products and services provide us with a presence in the major segments of the death care industry.

Operating Efficiencies Attributable to Our Size. Due to our size, we are able to generate economies of scale and operating efficiencies. These include shared best practices in the area of pre-need marketing, lower purchasing costs for cemetery and funeral home merchandise through volume purchasing, lower operating expenses through centralized administrative functions, shared maintenance equipment and personnel and more effective strategic and financial planning. As a result, we are able to compete favorably in the areas we serve and to potentially improve the profitability of cemetery operations we acquire.

Oversight and Management of Trust Assets to Preserve Capital and Generate Income. While our business model calls for us to release funds from our merchandise trusts on an accelerated basis upon pre-need delivery and performance, at any point in time we will have a significant amount of invested assets. We have employed an investment strategy that focuses on a balanced approach to preserving capital while generating returns in excess of current inflation rates. We invest the funds held in merchandise trusts and perpetual care trusts in investments in intermediate term, investment grade, fixed income securities, high-yield fixed income securities, real estate investment trusts, master limited partnerships and, to a lesser extent, other types of equity securities and cash. The funds that are held in trusts are managed by third-party professional investment managers within specified investment guidelines adopted by the Trust and Compliance Committee of the board of directors of our general partner and standards imposed by state law. Our merchandise trusts had an aggregate market value of approximately $449.9 million as of March 31, 2014. Our perpetual care trusts had an aggregate market value of approximately $318.2 million as of March 31, 2014.

Experienced Management Team. We believe that we have one of the most experienced management teams in the death care industry, led by Lawrence Miller, our President and Chief Executive Officer, and Timothy Yost, our Chief Financial Officer, who have extensive senior-level experience in managing large death care companies. Our 9 senior officers have an average industry experience of over 26 years.

Business Strategies

Our primary business objective is to increase distributable cash flow over time for our unitholders. We attempt to achieve this objective by employing the following core strategies:

Develop and Maintain a Diversified Revenue Stream. Our business model is constructed so that sales revenues are generated from pre-need sales of cemetery merchandise and services as well as at-need sales of cemetery merchandise and services and at-need or pre-need sales of funeral home merchandise and services. This diverse revenue stream should prove to be more stable over economic cycles than a more concentrated revenue stream.

Sales of pre-need merchandise and services allow us to focus on sales to new customers and sales of additional merchandise to existing customers in order to establish a loyal customer base. These sales tend to generate additional pre-need sales and at-need sales to close family members of our pre-need customers. We have developed a sales force and marketing platform dedicated to this revenue stream. This marketing platform is built around direct response marketing programs and relationship marketing. This has improved the quality of our company-generated sales leads which in turn has led to improved sales from these sources. We have also established an inside sales department to create an additional avenue for customers to purchase our products and services. The inside sales representatives work hand-in-hand with their counterparts in the field, and their joint efforts have helped to increase the amount of sales per customer.

Sales of at-need cemetery merchandise and services and funeral home merchandise and services are a complement to our pre-need sales program. From a strategic standpoint, they also provide us with a revenue stream that is less sensitive to changes in economic cycles and requires less significant upfront sales and marketing resources as compared to sales of pre-need services.

Consistently Review and Improve Operating Efficiencies. We have a dedicated senior executive team that actively monitors our operating costs and efficiently executes cost-containment and operational improvement strategies. We believe this team is quick to react to changes in the marketplace and implement both long- and short-term strategies that allow us to meet our primary objective on a continuing basis.

Purchase Products and Perform Services That Are Subject to Trusting Requirements in Advance of the Time of Need. We are required by various state laws to deposit a portion of funds that we receive from our pre-need sales of cemetery merchandise and services into merchandise trusts to ensure that we will have sufficient funds in the future to purchase these products and perform these services. In many cases, we are allowed to release these funds from the trust once we have delivered the product or performed the services. We have instituted a program wherein we deliver certain of these products or perform certain of these services in advance of the time of need, thereby allowing us to release the funds from trust and relieve ourselves of the obligation of trusting any additional funds. This in turn makes cash available to pay operating expenses, pursue investment opportunities, service debt and make distributions.

Acquire and Integrate Additional Cemeteries and Funeral Homes. One of our core strategies is to grow our business through the acquisition of additional properties. We plan to continue to evaluate potential acquisitions and identify properties that we believe complement our existing portfolio.

Recent Developments

Transaction with Service Corporation International. On April 2, 2014, we entered into acquisition agreements to acquire 9 funeral homes, 12 cemeteries, 2 crematories and certain related assets in Central Florida, North Carolina, Southeastern Pennsylvania and Virginia from Service Corporation International, which we refer to as the SCI Assets. We refer to these acquisitions as the SCI Acquisitions. All of these businesses are in markets proximate to our existing operations, which should facilitate timely integration of the acquired businesses into our operations.

In consideration for the SCI Assets and in addition to the assumption of certain liabilities pursuant to the acquisition agreements, we will pay an aggregate purchase price of $53.8 million, subject to certain adjustments. We intend to use a portion of the net proceeds from this offering to pay the purchase price for the SCI Assets. In the event the SCI Acquisitions do not close, we will use these net proceeds to pay down borrowings outstanding under our credit facility.

Management and Lease Transaction with Archdiocese of Philadelphia. On May 28, 2014, we closed on our lease agreement and management agreement with the Archdiocese of Philadelphia, an archdiocese governed by Canon Law of the Roman Catholic Church, pursuant to which we will operate 13 cemeteries in Pennsylvania. We refer to this transaction as the Philadelphia Lease Transaction. Under these agreements, we lease eight cemeteries in the Philadelphia area and serve as the exclusive operator with respect to the remaining five cemeteries. We will operate these cemeteries for a period of 60 years, subject to early termination in certain circumstances. In connection with the closing, we paid the Archdiocese of Philadelphia an up-front rental payment of $53.0 million. We will owe additional rent to the Archdiocese of Philadelphia in subsequent years in accordance with the agreements.

Substantially all of the revenue from these cemetery operations will accrue to our benefit, and we will be responsible for all costs associated with these properties. These cemeteries have recently performed a combined average of about 7,000 interments per year (compared to the 45,470 interments we performed in 2013). This transaction represents the second largest external growth initiative that we have undertaken since becoming publicly traded, and we expect to bring to these cemetery sites our expertise in marketing and managing pre-need planning for families.

Investment by American Cemeteries Infrastructure Investors, LLC. On May 21, 2014, we sold to American Cemeteries Infrastructure Investors, LLC, or ACII, 2,255,947 common units, which we refer to as the Purchased Units, for an aggregate purchase price of $55.0 million pursuant to a Common Unit Purchase Agreement dated May 19, 2014, by and between ourselves and ACII, which we refer to as the Common Unit Purchase Agreement. ACII is an affiliate of American Infrastructure Funds, L.L.C., an investment adviser registered with the SEC. The Purchased Units were offered and sold to ACII in a private placement transaction. We refer to the private placement of the Purchased Units as the ACII Private Placement.

Pursuant to the Common Unit Purchase Agreement, commencing with the quarter ending June 30, 2014, ACII is entitled to receive distributions equal to those paid on the Partnership’s common units generally. Through the quarterly distribution payable for the quarter ending June 30, 2018, such distributions may be paid in cash, common units issued to ACII in lieu of cash distributions, which we refer to as the Distribution Units, or a combination of cash and Distribution Units, as determined by us in our sole discretion. Beginning with the quarterly distribution payable with respect to the quarter ending September 30, 2018, the Purchased Units will receive cash distributions on the same basis as all other common units and we will no longer have the ability to elect to pay quarterly distributions in kind through the issuance of Distribution Units.

The Purchased Units are subject to a lock up period ending on July 1, 2018, or the Lock Up. The Distribution Units are not subject to the Lock Up. In connection with ACII Private Placement, on May 21, 2014, the Partnership and ACII also entered into a Registration Rights Agreement providing ACII with certain registration rights.

Robert B. Hellman, Jr., a director of our general partner, is a managing member of American Infrastructure Funds, L.L.C., and he is affiliated with entities that own membership interests in ACII and the entity that is the manager of ACII.

Reorganization of Our General Partner. Concurrent with the ACII Private Placement, Cornerstone Family Services LLC, or CFS, CFSI LLC, or CFSI, and our general partner completed a series of transactions to streamline the ownership structure of CFSI and our general partner. We refer to these transactions as the General Partner Reorganization. As a result of the General Partner Reorganization, 100% of the membership interests in our general partner are held by StoneMor GP Holdings LLC (formerly known as CFSI), which we refer to as GP Holdings, and 100% of the membership interests in GP Holdings are held by (i) Mr. Hellman, as trustee for the pecuniary benefit of ACII (which trustee has exclusive voting and investment power over such membership interests) and (ii) certain current directors, affiliates of certain directors and current and former officers of our general partner. In the aggregate, our senior managers, founders and certain other directors continue to hold an approximately 33% economic interest in GP Holdings.

Structure and Management

Our operations are conducted through, and our operating assets are owned by, our direct and indirect subsidiaries. We have one direct subsidiary, StoneMor Operating LLC, a limited liability company that owns equity interests in a number of our subsidiary operating companies.

Our general partner, StoneMor GP LLC, manages our operations and activities. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but is reimbursed for expenses that it incurs on our behalf and holds incentive distribution rights in us. Current directors, affiliates of certain directors and current and former officers of our general partner hold indirect interests in our general partner. Our principal executive offices are located at 311 Veterans Highway, Suite B, Levittown, Pennsylvania 19056, and our phone number is (215) 826-2800. Our website is located at http://www.stonemor.com. Information on our website is not incorporated by reference into this prospectus supplement and accompanying prospectus and does not constitute a part of this prospectus supplement and accompanying prospectus.

Organizational Structure

The following diagram depicts our organizational structure and ownership giving effect to the ACII Private Placement, the General Partner Reorganization and the offering of common units contemplated by this prospectus supplement:

The Offering

Common units offered	2,600,000 common units

Common units outstanding after this offering	28,568,497 common units, or 28,958,497 if the underwriters exercise in full their option to purchase an additional 390,000 common units.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $58.2 million after deducting underwriting discounts and offering expenses payable by us ($67.0 million if the underwriters exercise in full their option to purchase additional common units).

We intend to use approximately $53.8 million, subject to certain adjustments, of the net proceeds from this offering to first pay the purchase price for the SCI Assets and the remainder of the net proceeds to pay down borrowings outstanding under our credit facility. In the event the SCI Acquisitions do not close, we will use all of the net proceeds from this offering to pay down borrowings outstanding under our credit facility.

If the underwriters exercise their option to purchase additional common units in full, we will use the additional net proceeds to pay down borrowings outstanding under our credit facility.

An affiliate of Raymond James & Associates, Inc., or Raymond James, is a lender under our credit facility and as such will receive a portion of the proceeds from this offering. See “Use of Proceeds” in this prospectus supplement.

Cash distributions	Within 45 days after the end of each quarter, we distribute our available cash from operations, after we have paid our expenses, funded merchandise and perpetual care trusts and established necessary cash reserves, to unitholders of record on the applicable record date. In general, after giving effect to this offering, we will pay any cash distributions we make each quarter 98.62% to all common units, pro rata, and 1.38% to our general partner, until each common unit has received a distribution of $0.5125. If cash distributions per common unit exceed $0.5125 in any quarter, our general partner will receive increasing percentages, up to a maximum of 49.38%, of the cash we distribute in excess of that amount. We refer to these additional distributions as incentive distributions. For a discussion of our cash distribution policy, see “Cash Distribution Policy” in the accompanying prospectus.

Through the quarterly distribution payable for the quarter ending June 30, 2018, distributions paid to ACII on the Purchased Units may be paid in cash, Distribution Units, or a combination of cash and Distribution Units, as determined by the Partnership in its sole discretion. If the Partnership elects to pay distributions through the issuance of Distribution Units, the number of common units to be issued in connection with a quarterly distribution will be the quotient of (A) the amount of the quarterly distribution paid on the common units by (B) the volume-weighted average price of the common units for the thirty (30) trading days immediately preceding the date a quarterly distribution is declared with respect to the common units. Beginning with the quarterly distribution payable with respect to the quarter ending September 30, 2018, the Purchased Units will receive cash distributions on the same basis as all other common units and the Partnership will no longer have the ability to elect to pay quarterly distributions in kind through the issuance of Distribution Units.

Issuance of additional units	We may issue an unlimited number of limited partner interests of any type without the approval of the unitholders.

Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. After giving effect to the ACII Private Placement, the General Partner Reorganization and this offering, affiliates of our general partner will own approximately 9.81% of the common units. See “—Recent Developments” and “Description of the Common Units—Voting Rights” in the accompanying prospectus.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions

We estimate that if you hold the common units that you purchase in this offering through December 31, 2016, you will be allocated, on a cumulative basis, an amount of taxable income for that period that will be 50% or less of the cash distributed to you with respect to that period.

Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. See “U.S. Federal Income Tax Considerations” in this prospectus supplement.

Material U.S. federal income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see “U.S. Federal Income Tax Considerations” in this prospectus supplement and “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus.

Risk factors	You should refer to the section entitled “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein to ensure you understand the risks associated with an investment in our common units.

New York Stock Exchange symbol	“STON”

Summary Historical Consolidated Financial and Operating Data

The following tables present our summary historical consolidated financial and operating data for the periods and as of the dates indicated. Our summary historical consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 are derived from our audited historical consolidated financial statements and are incorporated by reference into this prospectus supplement. Our summary historical consolidated financial data as of December 31, 2011 are derived from our audited historical consolidated financial statements which are not included in this prospectus. Our summary historical consolidated financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 are derived from our unaudited historical consolidated financial statements and are incorporated by reference into this prospectus supplement. Our summary historical consolidated financial data as of March 31, 2013 are derived from our unaudited historical consolidated financial statements which are not included in this prospectus supplement. The March 31, 2013 and December 31, 2013 balance sheet data has been adjusted to include the effects of retrospective adjustments resulting from our acquisition of six funeral homes in Florida in the first quarter of 2013.

In the opinion of our management, our unaudited historical consolidated financial statements have been prepared on the same basis as our audited historical consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the relevant periods.

The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period. The following tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited historical consolidated financial statements and accompanying notes thereto included in the 2013 Form 10-K and our First Quarter 2014 Form 10-Q, each of which is incorporated by reference in this prospectus supplement.

	As of and for the Year Ended December 31,			As of and for the Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(dollars in thousands, except per unit data)
Statement of Operations Data:
Cemetery revenues:
Merchandise	$110,673	$114,025	$108,088	$26,068	$26,652
Services	44,054	46,094	46,995	10,297	11,299
Investment and Other	46,959	46,808	42,901	16,275	10,243
Funeral home revenues:
Merchandise	18,922	15,551	12,810	5,052	4,953
Services	26,033	20,128	17,594	6,695	6,465

Total revenues	246,641	242,606	228,388	64,387	59,612

Cost of goods sold (exclusive of depreciation shown separately below):
Perpetual care	5,656	5,715	5,727	1,391	1,281
Merchandise	22,203	22,386	20,388	6,113	5,009
Cemetery expense	57,566	55,410	57,145	13,329	12,785
Selling expense	47,832	46,878	45,291	11,189	11,224
General and administrative expense	31,873	28,928	29,544	7,645	7,582
Overhead (1)	28,875	28,169	23,766	7,456	7,988
Depreciation and amortization	9,548	9,431	8,534	2,368	2,330

	As of and for the Year Ended December 31,			As of and for the Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(dollars in thousands, except per unit data)
Funeral home expense:
Merchandise	5,569	5,200	4,473	1,646	1,522
Services	19,190	14,574	11,717	4,787	4,557
Other	10,895	8,951	7,364	2,853	2,657
Acquisition related costs	1,051	3,123	4,604	349	1,283

Total costs and expenses	240,258	228,765	218,553	59,126	58,218

Operating profit	6,383	13,841	9,835	5,261	1,394
Other income and expense:
Gain on sale of other assets	155	—	—	—	—
Gain on sale of funeral home	—	—	92	—	—
Gain on acquisitions	2,530	122	—	412	—
Gain on termination of operating agreement	—	1,737	—	—	—
Gain on settlement agreement, net	12,261	—	—	—	912
Loss on early extinguishment of debt	21,595	—	4,010	—	—
Expenses related to refinancing (2)	—	—	453	—	—
Interest expense	21,070	20,503	19,198	5,574	5,463

Income (loss) before income taxes	(21,336)	(4,803)	(13,734)	99	(3,157)
Income tax expense (benefit)	(2,304)	(1,790)	(4,019)	(310)	(957)

Net income (loss)	$(19,032)	$(3,013)	$(9,715)	$409	$(2,200)

Net income (loss) per limited partner unit (basic and diluted)	$(0.89)	$(0.15)	$(0.50)	$.02	$(.11)
Weighted average number of limited partners’ units (basic)	20,954	19,445	18,947	22,493	19,729
Weighted average number of limited partners’ units (diluted)	20,954	19,445	18,947	22,787	19,729
Balance Sheet Data (at period end):
Cash and cash equivalents	$12,175	$7,946	$12,058	$8,240	$8,536
Accounts receivable, net of allowance	55,415	51,895	48,837	55,809	52,659
Long-term accounts receivable, net of allowance	78,367	71,521	68,419	80,484	74,465
Cemetery property	316,469	309,980	298,938	314,909	313,393
Property and equipment, net of accumulated depreciation	85,007	79,740	73,777	84,555	84,316
Merchandise trusts, restricted, at fair value	431,556	375,973	344,515	449,853	410,041
Perpetual care trusts, restricted, at fair value	311,771	282,313	254,679	318,154	302,282
Total assets (3)	1,474,343	1,343,725	1,248,758	1,492,967	1,420,709
Total debt	291,932	254,949	195,322	253,609	238,551
Merchandise liability	130,412	125,869	128,942	131,817	130,320
Total partners’ capital	107,520	135,182	180,279	147,987	163,065
Other Financial Data:
Net cash provided by (used in) operating activities	$35,077	$31,896	$5,466	$(2,940)	$6,867
Net cash used in investing activities	(26,697)	(39,948)	(29,186)	(2,278)	(11,947)
Net cash provided by (used in) financing activities	(4,151)	3,940	28,243	1,283	5,670
Depreciation and amortization	9,548	9,431	8,534	2,368	2,330
Cash paid for cemetery property	(5,766)	(7,098)	(7,126)	(748)	(1,076)
Cash distributions	(52,053)	(47,454)	(44,605)	(13,391)	(12,025)

	As of and for the Year Ended December 31,			As of and for the Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(dollars in thousands, except per unit data)
Operating Data:
Interments performed	45,470	45,128	45,236	11,313	12,119
Interment rights sold (4):
Lots	27,339	26,638	26,403	5,277	5,759
Mausoleum crypts (including pre-construction)	2,108	2,206	2,518	564	456
Niches	1,096	985	1,126	261	287

Net interment rights sold (4)	30,543	29,829	30,047	6,102	6,502

Number of contracts written	102,047	98,297	101,281	23,831	24,494
Aggregate contract amount, in thousands (excluding interest)	$268,621	$251,999	$244,921	$63,672	$63,824
Average amount per contract (excluding interest)	$2,632	$2,564	$2,418	$2,672	$2,606
Number of pre-need contracts written	51,737	48,131	49,747	11,928	11,942
Aggregate pre-need contract amount, in thousands (excluding interest)	$180,326	$163,627	$157,410	$41,762	$41,299
Average amount per pre-need contract (excluding interest)	$3,485	$3,400	$3,164	$3,501	$3,458
Number of at-need contracts written	50,310	50,166	51,534	11,903	12,552
Aggregate at-need contract amount, in thousands (excluding interest)	$88,295	$88,372	$87,511	$21,910	$22,525
Average amount per at-need contract (excluding interest)	$1,755	$1,762	$1,698	$1,841	$1,795

(1)	Includes unit-based compensation of $1,370,000, $916,000 and $773,000, in the years ended December 31, 2013, 2012 and 2011, respectively, and $271,000 and $330,000 in unit based compensation for the three months ended March 31, 2014 and March 31, 2013, respectively.
(2)	Represents write-downs in previously capitalized debt issuance costs.
(3)	Includes the fair value of assets held in the merchandise and perpetual care trusts. Refer to Note 1 of our audited consolidated financial statements included in the 2013 Form 10-K and Note 1 of our unaudited condensed consolidated financial statements included in the First Quarter 2014 Form 10-Q for a detailed discussion of the consolidation rules for these assets.
(4)	Net of cancellations. Sales of double-depth burial lots are counted as two sales.

RISK FACTORS

An investment in our common units is subject to risks and uncertainties. You should carefully consider the risks described in the section titled “Risk Factors” included in Item 1A of Part I of the 2013 Form 10-K, if applicable, in Item 1A of Part II of the First Quarter 2014 Form 10-Q,, and in our Current Report on Form 8-K filed on May 23, 2014, each of which is incorporated herein by reference, before making an investment decision. Realization of these risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations. In such case, you may lose all or part of your original investment. Also, please read “Information Regarding Forward-Looking Statements” in this prospectus supplement.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $58.2 million from this offering after deducting underwriting discounts and offering expenses ($67.0 million if the underwriters exercise in full their option to purchase additional common units). We intend to use approximately $53.8 million, subject to certain adjustments, of the net proceeds from this offering to first pay the purchase price for the SCI Assets and the remainder of the net proceeds to pay down borrowings outstanding under our credit facility. In the event the SCI Acquisitions do not close, we will use all of the net proceeds from this offering to pay down borrowings outstanding under our credit facility.

If the underwriters exercise their option to purchase additional common units in full, we will use the additional net proceeds to pay down borrowings outstanding under our credit facility.

Amounts to be paid down under our credit facility were incurred for acquisitions and general partnership purposes, including for working capital needs and to fund our capital expenditure program.

Our credit facility will mature on January 19, 2017, and the interest rate on amounts outstanding under our credit facility at March 31, 2014 was approximately 4.2%. As of March 31, 2014, we had approximately $77.4 million of borrowings outstanding under our credit facility and as of May 27, 2014 we had approximately $88.4 million of borrowings outstanding under our credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2013 Form 10-K and our First Quarter 2014 Form 10-Q, each of which is incorporated by reference into this prospectus supplement.

An affiliate of Raymond James is a lender under our credit facility and as such will receive a portion of the proceeds from this offering. See “Underwriting—FINRA Conduct Rules” in this prospectus supplement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to reflect the ACII Private Placement, the General Partner Reorganization and the Philadelphia Lease Transaction; and

•	on a pro forma as adjusted basis to reflect the consummation of this offering and the use of the net proceeds from this offering in the manner described in “Use of Proceeds.”

This table should be read in conjunction with the audited and unaudited historical consolidated financial statements and accompanying notes thereto for the year ended December 31, 2013 included in the 2013 Form 10-K and our First Quarter 2014 Form 10-Q, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Cash and cash equivalents	$8,240	$9,240	$9,240

Long-term debt, including current portion:
7.875% Senior notes due 2021	$175,000	$175,000	$175,000
Credit facility (a)	77,402	77,402	73,046
Notes payable—acquisition debt	985	985	985
Note payable—acquisition non-competes	3,443	3,443	3,443
Other debt	743	743	743

Total long-term debt, including current portion	$257,573	$257,573	$253,217
Partners’ capital:
Common units	150,680	204,680	262,836
General partner interest	(2,693)	(2,693)	(2,693)

Total partners’ capital	147,987	201,987	260,143

Total capitalization	$405,560	$459,560	$513,360

(a)	As of May 27, 2014, we had approximately $88.4 million of borrowings outstanding under our credit facility.

PRICE RANGE OF OUR COMMON UNITS AND DISTRIBUTIONS

As of May 27, 2014, we had 25,968,497 common units outstanding, held by 57 holders of record. Our common units are traded on the New York Stock Exchange under the symbol “STON.”

The following table sets forth, for the periods indicated, the high and low sales prices for our common units based on the daily composite listing of common unit transactions for the New York Stock Exchange and quarterly declared cash distributions per unit. The last reported sales price of our common units on the New York Stock Exchange on May 28, 2014 was $24.53 per common unit.

	Price Range		Cash Distributions Per Common Unit (1)
	High	Low
Year ending December 31, 2014
Second Quarter (through May 28, 2014)	25.30	23.70	n/a	(2)
First Quarter	26.69	21.75	0.6000
Year ended December 31, 2013
Fourth Quarter	26.51	23.56	0.6000
Third Quarter	26.99	21.23	0.6000
Second Quarter	28.00	23.63	0.5950
First Quarter	26.99	21.51	0.5900
Year ended December 31, 2012
Fourth Quarter	24.51	20.10	0.5900
Third Quarter	28.68	20.63	0.5850
Second Quarter	26.70	23.91	0.5850
First Quarter	26.65	22.07	0.5850

(1)	Distributions are declared and paid within 45 days of the close of each quarter.
(2)	Subject to the declaration by the board of directors of our general partner of a cash distribution with respect to the second quarter of 2014, purchasers of the common units in this offering will receive their first cash distribution in August 2014.

Through the quarterly distribution payable for the quarter ending June 30, 2018, distributions paid to ACII on the Purchased Units may be paid in cash, Distribution Units, or a combination of cash and Distribution Units, as determined by us in our sole discretion. If we elect to pay distributions through the issuance of Distribution Units, the number of common units to be issued in connection with a quarterly distribution will be the quotient of (A) the amount of the quarterly distribution paid on the common units by (B) the volume-weighted average price of the common units for the thirty (30) trading days immediately preceding the date a quarterly distribution is declared with respect to the common units. Beginning with the quarterly distribution payable with respect to the quarter ending September 30, 2018, the Purchased Units will receive cash distributions on the same basis as all other common units and we will no longer have the ability to elect to pay quarterly distributions in kind through the issuance of Distribution Units.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables present our selected historical consolidated financial and operating data for the periods and as of the dates indicated. Our selected historical consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 are derived from our audited historical consolidated financial statements and are incorporated by reference into this prospectus supplement. Our selected historical consolidated financial data as of December 31, 2011 are derived from our audited historical consolidated financial statements which are not included in this prospectus supplement. Our selected historical consolidated financial data as of and for each of the years ended December 31, 2010 and 2009 have been derived from our audited consolidated financial statements for such years, which are not included in this prospectus supplement. Our selected historical consolidated financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 are derived from our unaudited historical consolidated financial statements and are incorporated by reference into this prospectus supplement. Our selected historical consolidated financial data as of March 31, 2013 are derived from our unaudited historical consolidated financial statements which are not included in this prospectus supplement. The March 31, 2013 and December 31, 2013 balance sheet data has been adjusted to include the effects of retrospective adjustments resulting from our acquisition of six funeral homes in Florida in the first quarter of 2013.

In the opinion of our management, our unaudited historical consolidated financial statements have been prepared on the same basis as our audited historical consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the relevant periods.

The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period. The following tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited historical consolidated financial statements and accompanying notes thereto included in the 2013 Form 10-K and our First Quarter 2014 Form 10-Q, each of which is incorporated by reference in this prospectus supplement.

	As of and for the Year Ended December 31,					As of and for the Three Months Ended March 31,
	2013	2012	2011	2010	2009	2014	2013
	(dollars in thousands, except per unit data)
Statement of Operations Data:
Cemetery revenues:
Merchandise	$110,673	$114,025	$108,088	$94,898	$87,836	$26,068	$26,652
Services	44,054	46,094	46,995	40,951	36,947	10,297	11,299
Investment and Other	46,959	46,808	42,901	35,897	33,055	16,275	10,243
Funeral home revenues:
Merchandise	18,922	15,551	12,810	10,435	9,701	5,052	4,953
Services	26,033	20,128	17,594	15,111	13,664	6,695	6,465

Total revenues	246,641	242,606	228,388	197,292	181,203	64,387	59,612

Cost of goods sold (exclusive of depreciation shown separately below):
Perpetual care	5,656	5,715	5,727	5,094	4,727	1,391	1,281
Merchandise	22,203	22,386	20,388	18,435	17,067	6,113	5,009
Cemetery expense	57,566	55,410	57,145	48,784	41,246	13,329	12,785
Selling expense	47,832	46,878	45,291	38,245	34,123	11,189	11,224
General and administrative expense	31,873	28,928	29,544	24,591	22,498	7,645	7,582
Overhead (1)	28,875	28,169	23,766	24,379	22,370	7,456	7,988
Depreciation and amortization	9,548	9,431	8,534	8,845	6,528	2,368	2,330

	As of and for the Year Ended December 31,					As of and for the Three Months Ended March 31,
	2013	2012	2011	2010	2009	2014	2013
	(dollars in thousands, except per unit data)
Funeral home expense:
Merchandise	5,569	5,200	4,473	4,001	3,716	1,646	1,522
Services	19,190	14,574	11,717	9,752	9,275	4,787	4,557
Other	10,895	8,951	7,364	6,184	6,015	2,853	2,657
Acquisition related costs	1,051	3,123	4,604	5,715	1,072	349	1,283

Total costs and expenses	240,258	228,765	218,553	194,025	168,637	59,126	58,218

Operating profit	6,383	13,841	9,835	3,267	12,566	5,261	1,394
Other income and expense:
Gain on sale of other assets	155	—	—	—	—	—	—
Gain on sale of funeral home	—	—	92	—	434	—	—
Gain on acquisitions	2,530	122	—	7,152	—	412	—
Gain on termination of operating agreement	—	1,737	—	—	—	—	—
Gain on settlement agreement, net	12,261	—	—	—	—	—	912
Loss on early extinguishment of debt	21,595	—	4,010	—	—	—	—
Increase (decrease) in fair value of interest rate swap	—	—	—	4,724	(2,681)	—	—
Expenses related to refinancing (2)	—	—	453	—	2,242	—	—
Interest expense	21,070	20,503	19,198	21,973	14,410	5,574	5,463

Income (loss) before income taxes	(21,336)	(4,803)	(13,734)	(6,830)	(6,333)	99	(3,157)
Income tax expense (benefit)	(2,304)	(1,790)	(4,019)	(5,383)	(1,945)	(310)	(957)

Net income (loss)	$(19,032)	$(3,013)	$(9,715)	$(1,447)	$(4,388)	$409	$(2,200)

Net income (loss) per limited partner unit (basic and diluted)	$(0.89)	$(0.15)	$(0.50)	$(0.10)	$(0.36)	$.02	$(.11)
Weighted average number of limited partner’s units (basic)	20,954	19,445	18,947	14,133	12,034	22,493	19,729
Weighted average number of limited partner’s units (diluted)	20,954	19,445	18,947	14,133	12,034	22,787	19,729
Balance Sheet Data (at period end):
Cash and cash equivalents	$12,175	$7,946	$12,058	$7,535	$13,479	$8,240	$8,536
Accounts receivable, net of allowance	55,415	51,895	48,837	45,149	37,273	55,809	52,659
Long-term accounts receivable, net of allowance	78,367	71,521	68,419	60,061	47,794	80,484	74,465
Cemetery property	316,469	309,980	298,938	283,460	228,048	314,909	313,393
Property and equipment, net of accumulated depreciation	85,007	79,740	73,777	66,249	47,636	84,555	84,316
Merchandise trusts, restricted, at fair value	431,556	375,973	344,515	318,318	203,829	449,853	410,041
Perpetual care trusts, restricted, at fair value	311,771	282,313	254,679	249,690	196,276	318,154	302,282
Total assets(3)	1,474,343	1,343,725	1,248,758	1,145,592	855,301	1,492,967	1,420,709

	As of and for the Year Ended December 31,					As of and for the Three Months Ended March 31,
	2013	2012	2011	2010	2009	2014	2013
	(dollars in thousands, except per unit data)
Total debt	291,932	254,949	195,322	220,394	183,199	253,609	238,551
Merchandise liability	130,412	125,869	128,942	113,356	65,894	131,817	130,320
Total partners’ capital	107,520	135,182	180,279	128,191	111,937	147,987	163,065
Other Financial Data:
Net cash provided by (used in) operating activities	$35,077	$31,896	$5,466	$3,106	$14,729	$(2,940)	$6,867
Net cash used in investing activities	(26,697)	(39,948)	(29,186)	(49,551)	(12,180)	(2,278)	(11,947)
Net cash provided by (used in) financing activities	(4,151)	3,940	28,243	40,501	3,862	1,283	5,670
Depreciation and amortization	9,548	9,431	8,534	8,845	6,528	2,368	2,330
Cash paid for cemetery property	(5,766)	(7,098)	(7,126)	(2,200)	(4,770)	(748)	(1,076)
Cash distributions	(52,053)	(47,454)	(44,605)	(32,443)	(27,253)	(13,391)	(12,025)
Operating Data:
Interments performed	45,470	45,128	45,236	41,556	37,782	11,313	12,119
Interment rights sold (4):
Lots	27,339	26,638	26,403	24,353	22,637	5,277	5,759
Mausoleum crypts (including pre-construction)	2,108	2,206	2,518	2,584	2,316	564	456
Niches	1,096	985	1,126	1,071	889	261	287

Net interment rights sold (4)	30,543	29,829	30,047	28,008	25,842	6,102	6,502

Number of contracts written	102,047	98,297	101,281	92,661	83,043	23,831	24,494
Aggregate contract amount, in thousands (excluding interest)	$268,621	$251,999	$244,921	$221,895	$197,787	$63,672	$63,824
Average amount per contract (excluding interest)	$2,632	$2,564	$2,418	$2,395	$2,382	$2,672	$2,606
Number of pre-need contracts written	51,737	48,131	49,747	45,193	39,043	11,928	11,942
Aggregate pre-need contract amount, in thousands (excluding interest)	$180,326	$163,627	$157,410	$143,022	$124,997	$41,762	$41,299
Average amount per pre-need contract (excluding interest)	$3,485	$3,400	$3,164	$3,165	$3,202	$3,501	$3,458
Number of at-need contracts written	50,310	50,166	51,534	47,468	44,000	11,903	12,552
Aggregate at-need contract amount, in thousands (excluding interest)	$88,295	$88,372	$87,511	$78,873	$72,790	$21,910	$22,525
Average amount per at-need contract (excluding interest)	$1,755	$1,762	$1,698	$1,662	$1,654	$1,841	$1,795

(1)	Includes unit-based compensation of $1,370,000, $916,000, $773,000, $711,000, and $1,576,000 in the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively, and $271,000 and $330,000 in unit based compensation for the three months ended March 31, 2014 and March 31, 2013, respectively.
(2)	Represents write-downs in previously capitalized debt issuance costs.
(3)	Includes the fair value of assets held in the merchandise and perpetual care trusts. Refer to Note 1 of our audited consolidated financial statements included in the 2013 Form 10-K and Note 1 of our unaudited condensed consolidated financial statements included in the First Quarter 2014 Form 10-Q for a detailed discussion of the consolidation rules for these assets.
(4)	Net of cancellations. Sales of double-depth burial lots are counted as two sales.

BUSINESS

Overview

We were formed as a Delaware limited partnership in April 2004 to own and operate the assets and businesses previously owned and operated by Cornerstone Family Services, Inc., (“Cornerstone”), which was converted into CFSI prior to our initial public offering of common units representing limited partner interests on September 20, 2004. Cornerstone had been founded in 1999 by members of our management team and a private equity investment firm, which we refer to as McCown De Leeuw, in order to acquire a group of 123 cemetery properties and 4 funeral homes. On November 30, 2010, McCown De Leeuw transferred certain of its interests to MDC IV Trust U/T/A November 30, 2010, MDC IV Associates Trust U/T/A November 30, 2010 and Delta Trust U/T/A November 30, 2010, which we collectively refer to as the MDC IV Liquidating Trusts and McCown De Leeuw was subsequently terminated. On May 21, 2014, CFS, CFSI and our general partner completed a series of transactions to streamline the ownership structure of CFSI and our general partner. As a result of these transactions, 100% of the membership interests in our general partner are held by GP Holdings (formerly known as CFSI) and 100% of the membership interests in GP Holdings are held by a trustee for the pecuniary benefit of ACII (which trustee has exclusive voting and investment power over such membership interests) and certain current directors, affiliates of certain directors and current and former officers of our general partner.

We are, as of March 31, 2014, the second largest owner and operator of cemeteries in the United States. As of March 31, 2014, we operated 278 cemeteries in 27 states and Puerto Rico. We own 260 of these cemeteries, and we operate the remaining 18 under management or operating agreements with the nonprofit cemetery corporations that own the cemeteries. As of March 31, 2014, we also owned and operated 90 funeral homes in 18 states and Puerto Rico. Forty-one of these funeral homes are located on the grounds of the cemeteries that we own.

The cemetery products and services that we sell include the following:

Interment Rights	Merchandise	Services
• burial lots • lawn crypts • mausoleum crypts • cremation niches • perpetual care rights	• burial vaults • caskets • grave markers and grave marker bases • memorials	• installation of burial vaults • installation of caskets • installation of other cemetery merchandise • other service items

We sell these products and services both at the time of death, which we refer to as at-need, and prior to the time of death, which we refer to as pre-need. Our sales of real property, including burial lots (with and without installed vaults), lawn and mausoleum crypts and cremation niches, generate qualifying income sufficient for us to be treated as a partnership for federal income tax purposes. In 2013 and the three months ended March 31, 2014, we performed 45,470 and 11,313 burials, respectively, and sold 30,543 and 6,102 interment rights (net of cancellations), respectively. Based on our sales of interment spaces in 2013, our cemeteries have an aggregated weighted average remaining sales life of 240 years.

As of March 31, 2014, our cemetery properties are located in Alabama, California, Colorado, Delaware, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Mississippi, Missouri, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Puerto

Rico, Rhode Island, South Carolina, Tennessee, Virginia, Washington and West Virginia. One cemetery in Hawaii that we acquired in December 2007 is still awaiting regulatory approval and has not yet been conveyed to us. Our cemetery operations accounted for approximately 81.8% of our revenues for both the year ended December 31, 2013 and the three months ended March 31, 2014.

Our primary funeral home products are caskets and related items. Our funeral home services include consultation, the removal and preparation of remains, and the use of funeral home facilities for visitation and prayer services.

As of March 31, 2014, our funeral homes are located in Alabama, Arkansas, California, Florida, Illinois, Indiana, Kansas, Maryland, Mississippi, Missouri, Ohio, Oregon, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Virginia, Washington and West Virginia. Our funeral home revenues accounted for approximately 18.2% of our revenues for both the year ended December 31, 2013 and the three months ended March 31, 2014. Our funeral home operations are conducted through various wholly-owned subsidiaries that are treated as corporations for U.S. federal income tax purposes.

Operations

We have five distinct reportable segments which are classified as Cemetery Operations—Southeast, Cemetery Operations—Northeast, Cemetery Operations—West, Funeral Homes, and Corporate.

We have chosen this level of organization and disaggregation of reportable segments due to the fact that a) each reportable segment has unique characteristics that set it apart from other segments; b) we have organized our management personnel at these operational levels; and c) it is the level at which our chief decision makers and other senior management evaluate performance.

Our Cemetery Operations segments sell interment rights, caskets, burial vaults, cremation niches, markers and other cemetery related merchandise. The nature of our customers differs in each of our regionally based Cemetery Operations segments. Cremation rates in the West region are substantially higher than they are in the Southeast region. Rates in the Northeast region tend to be somewhere between the two. Statistics indicate that customers who select cremation services have certain attributes that differ from customers who select other methods of interment. The disaggregation of cemetery operations into the three distinct regional segments is primarily due to these differences in customer attributes along with the previously mentioned management structure and senior management analysis methodologies.

Our Funeral Homes segment offers a range of funeral-related services such as family consultation, the removal of and preparation of remains and the use of funeral home facilities for visitation and prayer services. These services are distinctly different than the cemetery merchandise and services sold and provided by the Cemetery Operations segments.

Our Corporate segment includes various home office selling and administrative expenses that are not allocable to the other operating segments.

Cemetery Operations. Our cemetery operations include sales of cemetery interment rights, merchandise and services and the performance of cemetery maintenance and other services. An interment right entitles a customer to a burial space in one of our cemeteries and the perpetual care of that burial space. Burial spaces, or lots, are parcels of property that hold interred human remains. Our cemeteries require a burial vault to be placed in each burial lot. A burial vault is a rectangular container, usually made of concrete but also made of steel or plastic, which sits in the burial lot and in which the casket is placed. The top of the burial vault is buried approximately 18 to 24 inches below the surface of the ground, and the casket is placed inside the vault. Burial vaults prevent ground settling that otherwise occurs when a casket placed directly in the ground begins to decay creating uneven ground surface. Ground settling typically results in higher maintenance costs and increased potential liability for slip-and-fall accidents on the property. Lawn crypts are a series of closely spaced burial lots with preinstalled vaults and other improvements, such as landscaping, sprinkler systems and drainage. A mausoleum crypt is an above-ground structure that may be designed for a particular customer, which we refer to as a private mausoleum, or it may be a larger building that serves multiple customers, which we refer to as a community mausoleum. Cremation niches are spaces in which the ashes remaining after cremation are stored. Cremation niches are often part of community mausoleums, although we sell a variety of cremation niches to accommodate our customers’ preferences.

Grave markers, monuments and memorials are above-ground products that serve as memorials by showing who is remembered, the dates of birth and death and other pertinent information. These markers, monuments and memorials include simple plates, such as those used in a community mausoleum or cremation niche, flush-to-the-ground granite or bronze markers, headstones or large stone obelisks.

One of the principal services we provide at our cemeteries is an “opening and closing,” which is the digging and refilling of burial spaces to install the vault and place the casket into the vault. With pre-need sales, there are usually two openings and closings. During the initial opening and closing, we install the burial vault in the burial space. We usually perform this service shortly after the customer signs a pre-need contract. Advance installation allows us to withdraw the related funds from our merchandise trusts, making the amount in excess of our cost to purchase and install the vault available to us for other uses, and eliminates future merchandise trusting requirements for the burial vault and its installation. During the final opening and closing, we remove the dirt above the vault, open the lid of the vault, place the casket into the vault, close the vault lid and replace the ground cover. With at-need sales, we typically perform the initial opening and closing at the time we perform the final opening and closing. Our other services include the installation of other cemetery merchandise and the perpetual care related to interment rights.

Managed Cemeteries. As of March 31, 2014, we provided services to 18 cemeteries under management or operating agreements with the nonprofit cemetery corporations that own the cemeteries. These nonprofit cemeteries are organized as such either because state law requires cemetery properties to be owned by nonprofit entities, such as in New Jersey, or because they were originally established as nonprofit entities. We have voting rights, along with member owners of burial spaces, in the five New Jersey nonprofit cemeteries as a result of owning all of their outstanding certificates of indebtedness or interest. To obtain the benefit of professional management services, the remaining 13 nonprofit cemeteries have entered into agreements with us. The agreements under which we operate these 18 nonprofit cemeteries generally have terms ranging from 3 to 40 years (but some are subject to early termination rights and obligations) and provide us with management or operating fees that approximate what we would earn if we owned those cemeteries and held them in for-profit entities.

Funeral Home Operations. As of March 31, 2014, we owned, operated and/or managed 90 funeral homes, 41 of which are located on the grounds of cemetery properties that we own. Our funeral homes offer a range of services to meet a family’s funeral needs, including family consultation, the removal and preparation of remains, provision of caskets and related funeral merchandise, the use of funeral home facilities for visitation, worship and funeral services and transportation services. Funeral home operations primarily generate revenues from at-need sales. Our funeral home segment has continued to grow and has become a larger part of our total revenues in each of the last three years.

We purchase caskets from Thacker Caskets, Inc. under a supply agreement that expires on December 31, 2015. This agreement entitles us to specified discounts on the price of caskets but gives Thacker Caskets, Inc. the right of first refusal on all of our casket purchases. We do not have minimum purchase requirements under this supply agreement.

Cremation Products and Services. We operate crematories at some of our cemeteries or funeral homes, but our primary cremation operations are sales of receptacles for cremated remains, such as urns, and the inurnment of cremated remains in niches or scattering gardens. While cremation products and services usually cost less than traditional burial products and services, they yield higher margins on a percentage basis and take up less space than burials. We sell cremation products and services on both a pre-need and at-need basis.

Seasonality. The death care business is relatively stable and predictable. Although we experience seasonal increases in deaths due to extreme weather conditions and winter flu, these increases have not historically had any significant impact on our results of operations. In addition, we perform fewer initial openings and closings in the winter when the ground is frozen.

Sales Contracts

Pre-need products and services are typically sold on an installment basis. At-need products and services are generally required to be paid for in full in cash by the customer at the time of sale.

Trusts

Sales of cemetery products and services are subject to a variety of state regulations. In accordance with these regulations, we are required to establish and fund two types of trusts, merchandise trusts and perpetual care trusts, to ensure that we can meet our future obligations. Our funding obligations are generally equal to a percentage of sales proceeds of the products and services we sell.

Sales Personnel, Training and Marketing

As of March 31, 2014, we employed 838 full-time commissioned salespeople and 128 full-time sales support and telemarketing employees. As of that date, we had nine regional sales vice presidents supporting our cemetery operations. They were supported by two Divisional Vice Presidents of Sales who report to our Chief Operating Officer. Individual salespersons are typically located at the cemeteries they serve and report directly to the cemetery sales manager. We have made a strong commitment to the ongoing education and training of our sales force and to salesperson retention in order to ensure our customers receive the highest quality customer service and to ensure compliance with all applicable requirements. Our training program includes classroom training at our headquarters, field training, continuously updated training materials that utilize media, such as the Internet, for interactive training and participation in industry seminars. We place special emphasis on training property sales managers, who are key elements to a successful pre-need sales program.

We reward our salespeople with incentives for generating new customers. Sales force performance is evaluated by sales budgets, sales mix and closing ratios, which are equal to the number of contracts written, divided by the number of presentations that are made. Substantially all of our sales force is compensated based solely on performance. Commissions are augmented with various bonus and incentive packages to ensure a high quality, motivated sales force. We pay commissions to our sales personnel on pre-need contracts based upon a percentage of the value of the underlying contracts. Such commissions vary depending upon the type of merchandise and services sold. We also pay commissions on at-need contracts that are generally equal to a fixed percentage of the contract amount. In addition, cemetery managers receive an override commission that is equal to a percentage of the gross sales price of the contracts entered into by the salespeople assigned to the cemeteries they manage.

We generate sales leads through focused telemarketing, direct mail, television advertising, funeral follow-up and sales force cold calling, with the assistance of database mining and other marketing resources. We have created a marketing department to allow us to use more sophisticated marketing techniques to more effectively focus our telemarketing and direct sales efforts. Sales leads are referred to the sales force to schedule an appointment, most often at the customer’s home. We believe these activities comply in all material respects with legal requirements.

Acquisitions and Long-Term Operating Agreements

Refer to Note 13 of our consolidated financial statements in “Item 8” of the 2013 Form 10-K and Note 13 of our consolidated financial statements in “Part I—Item 1” of the First Quarter 2014 Form 10-Q for a more detailed discussion of our acquisitions and long-term operating agreements. A summary of our acquisition activities is as follows:

Three Months ended March 31, 2014

On January 16, 2014, we entered into an Asset Purchase and Sale Agreement with Carriage Cemetery Services, Inc., pursuant to which we acquired one cemetery in Florida, including certain related assets, and assumed certain related liabilities. In consideration for the net assets acquired, we paid Carriage Cemetery Services, Inc. $0.2 million in cash.

2013

We completed two acquisitions during the year ended December 31, 2013 to acquire one cemetery in Virginia and six funeral homes in Florida. The aggregate fair value of the total consideration for these acquisitions was $21.6 million.

2012

We completed six acquisitions during the year ended December 31, 2012 to acquire 5 cemeteries and 17 funeral homes. The acquired properties were located in Ohio, Illinois, California, Oregon and Florida. The aggregate fair value of the total consideration paid for these acquisitions was $34.9 million. Effective March 31, 2012, we terminated a long-term operating agreement entered into in 2010 related to 3 cemeteries with the Archdiocese of Detroit, resulting in a gain of $1.7 million.

2011

We completed six acquisitions during the year ended December 31, 2011 to acquire 17 cemeteries and 12 funeral homes. The acquired properties were located in Mississippi, Missouri, North Carolina, Puerto Rico, Tennessee and Virginia. The aggregate fair value of the total consideration paid for these acquisitions was $16.4 million. On December 30, 2011, we sold one funeral home in West Virginia for $0.1 million, resulting in a gain of $0.1 million.

Competition

Our cemeteries and funeral homes generally serve customers that live within a 10 to 15-mile radius of a property’s location. Within this localized area, we face competition from other cemeteries and funeral homes located in the area. Most of these cemeteries and funeral homes are independently owned and operated, and most of these owners and operators are smaller than we are and have fewer resources than we do. We generally face limited competition from the two publicly held death care companies that have U.S. operations—Service Corporation International and Carriage Services, Inc.—as they do not directly operate cemeteries in the same local geographic areas where we operate.

Within a localized area of competition, we compete primarily for at-need sales because many of the independently owned, local competitors either do not have pre-need sales programs or have pre-need programs that are not as developed as ours. Most of these competitors do not have as many of the resources that are available to us to launch and grow a substantial pre-need sales program. The number of customers that cemeteries and funeral homes are able to attract is largely a function of reputation and heritage, although competitive pricing, professional service and attractive, well maintained and conveniently located facilities are also important factors. The sale of cemetery and funeral home products and services on a pre-need basis has increasingly been used by many companies as an important marketing tool. Due to the importance of reputation and heritage, increases in customer base are usually gained over a long period of time.

Competitors within a localized area have an advantage over us if a potential customer’s family members are already buried in the competitor’s cemetery. If either of the two publicly held death care companies identified above operated, or in the future were to operate, cemeteries within close proximity of our cemeteries, they may have a competitive advantage over us because they have greater financial resources available to them due to their size and access to the capital markets.

We believe that we currently face limited competition for cemetery acquisitions. The two publicly held death care companies identified above, as well as Stewart Enterprises, Inc., which was acquired by Service Corporation International in December 2013, have historically been the industry’s primary consolidators but have largely curtailed cemetery acquisition activity since 1999. Furthermore, these companies continue to generate a majority of their revenues from funeral home operations. Based on the relative levels of cemetery operations and funeral home operations of these publicly traded death care companies, which are disclosed in their SEC filings, we believe that we are the only public death care company that focuses a significant portion of its efforts on cemetery operations.

Regulation

General. Our operations are subject to regulation, supervision and licensing under federal, state and local laws which impacts the goods and services that we may sell and the manner in which we may furnish goods and services.

Cooling-Off Legislation. Each of the states where our current cemetery and funeral home properties are located has “cooling-off” legislation with respect to pre-need sales of cemetery and funeral home products and services. This legislation generally requires us to refund proceeds from pre-need sales contracts if canceled by the customer for any reason within three to thirty days, or in certain states until death, from the date of the contract, depending on the state (and some states permit cancellation and require refund beyond that time). The Federal Trade Commission, or FTC, also requires a cooling-off period of three business days for door to door sales, during which time a contract may be cancelled entitling a customer to refund of the funds paid.

Trusting. Sales of cemetery interment rights and pre-need sales of cemetery and funeral home merchandise and services are generally subject to trusting requirements imposed by state laws in most of the states where we operate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trusting” in the 2013 Form 10-K.

Truth in Lending Act and Regulation Z. Our pre-need installment contracts are subject to the federal Truth-in-Lending Act, or TILA, and the regulations thereunder, which are referred to as Regulation Z. TILA and Regulation Z promote the informed use of consumer credit by requiring us to disclose, among other things, the annual percentage rate, finance charges and amount financed when extending credit to consumers.

Other Consumer Credit-Related Laws and Regulations. As a provider of consumer credit and a business that generally deals with consumers, we are subject to various other state and federal laws covering matters such as credit discrimination, the use of credit reports, identity theft, the handling of consumer information, consumer privacy, marketing and advertising, debt collection, extensions of credit to service members, and prohibitions on unfair or deceptive trade practices.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank. Dodd-Frank, signed into law by President Obama on July 21, 2010, created a new federal Bureau of Consumer Financial Protection, or the Bureau. In addition to transferring to the Bureau rule-writing authority for nearly all federal consumer finance-related laws and giving the Bureau rule-writing authority in other areas, Dodd-Frank empowers the Bureau to conduct examinations and bring enforcement actions against certain consumer credit providers and other entities offering consumer financial products or services. While not presently subject to examination by the Bureau, we potentially could be in the future in connection with our pre-need installment contracts. The Bureau also has authority to conduct investigations and bring enforcement actions against providers of consumer financial services, including providers over which it may not currently have examination authority. The Bureau may seek penalties and other relief on behalf of consumers that are substantially in excess of the remedies available under such laws prior to Dodd-Frank. On July 21, 2011, the Bureau officially assumed rule-writing and enforcement authority for most federal consumer finance laws, as well as authority to write rules to prohibit unfair, deceptive or abusive practices related to consumer financial products and services.

Telemarketing Laws. We are subject to the requirements of two federal statutes governing telemarketing practices, the Telephone Consumer Protection Act, or TCPA, and the Telemarketing and Consumer Fraud and Abuse Prevention Act, or TCFAPA. These statutes impose significant penalties on those who fail to comply with their mandates. The Federal Communications Commission, or FCC, is the federal agency with authority to enforce the TCPA, and the FTC, has jurisdiction under the TCFAPA. The FTC and FCC jointly administer a national “do not call” registry, which consumers can join in order to prevent unwanted telemarketing calls. Primarily as a result of implementation of the “do not call” legislation and regulations, the percentage of our pre-need sales generated from telemarketing leads has decreased substantially in the past ten years. We are also subject to similar telemarketing consumer protection laws in all states in which we currently operate. These states’ statutes similarly permit consumers to prevent unwanted telephone solicitations. In addition, in cases where telephone solicitations are permitted, there are various restrictions and requirements under state and federal law in connection with such calls.

Occupational Safety and Health Act and Environmental Law Requirements. We are subject to the requirements of the Occupational Safety and Health Act, or OSHA, and comparable state statutes. OSHA’s regulatory requirement known as the Hazard Communication Standard, the Emergency Planning and Community Right-to-Know Act (“EPCRA”) and similar state statutes require us to report information about hazardous materials used or maintained for our operations to state, federal and local authorities. We may also be subject to Tier 1 or Tier 2 Emergency and Hazardous Chemical Inventory reporting requirements under EPCRA depending on the amount of hazardous materials maintained on-site at a particular facility. We are also subject to the federal Americans with Disabilities Act and similar laws which, among other things, may require that we modify our facilities to comply with minimum accessibility requirements for disabled persons.

Federal Trade Commission. Our funeral home operations are comprehensively regulated by the FTC under Section 5 of the Federal Trade Commission Act and a trade regulation rule for the funeral industry promulgated thereunder, referred to as the “Funeral Rule.” The Funeral Rule requires funeral service providers to disclose the prices for their goods and services as soon as the subject of price arises in a discussion with a potential customer (this entails presenting various itemized price lists if the consultation is in person, and readily answering all price-related questions posed over the telephone), and to offer their goods and services on an unbundled basis. The Funeral Rule also prohibits misrepresentations in connection with our sale of goods and services, and requires that the consumer receive an itemized statement of the goods and services purchased. Through these regulations, the FTC sought to give consumers the ability to compare prices among funeral service providers and to avoid buying packages containing goods or services that they did not want. The unbundling of goods from services has also opened the way for third-party, discount casket sellers to enter the market, although they currently do not possess substantial market share.

In addition, our pre-need installment contracts for sales of cemetery and funeral home merchandise and services are subject to the FTC’s “Holder Rule,” which requires disclosure in the installment contract that any holder of the contract is subject to all claims and defenses that the consumer could assert against the seller of the goods or services, subject to certain limitations. These contracts are also subject to the FTC’s “Credit Practices Rule,” which prohibits certain credit loan terms and practices.

Future Enactments and Regulation. Federal and state legislatures and regulatory agencies frequently propose new laws, rules and regulations and new interpretations of existing laws, rules and regulations which, if enacted or adopted, could have a material adverse effect on our operations and on the death care industry in general. A significant portion of our operations is located in California, Pennsylvania, Michigan, New Jersey, Virginia, Maryland, North Carolina, Ohio, Indiana, Florida and West Virginia and any material adverse change in the regulatory requirements of those states applicable to our operations could have a material adverse effect on our results of operations. We cannot predict the outcome of any proposed legislation or regulations or the effect that any such legislation or regulations, if enacted or adopted, might have on us.

Environmental Regulations and Liabilities

Our operations are subject to federal, state and local environmental regulations in three principal areas: (1) crematories for emissions to air that may trigger requirements under the Clean Air Act, (2) funeral homes for the management of hazardous materials and medical wastes and (3) cemeteries and funeral homes for the management of solid waste, underground and above-ground storage tanks and discharges to wastewater treatment systems and/or septic systems.

Clean Air Act. The Federal Clean Air Act and similar state laws, which regulate emissions into the air, can affect crematory operations through permitting and emissions control requirements. Our cremation operations may be subject to Clean Air Act regulations under federal and state law and may be subject to enforcement actions if these operations do not conform to the requirements of these laws.

Emergency Planning and Community Right-to-Know Act. As noted above, federal, state and local regulations apply to the storage and use of hazardous materials at our facilities. Depending on the types and quantities of materials we manage at any particular facility, we may be required to maintain and submit Material Safety Data Sheets and inventories of these materials located at our facilities to the regulatory authorities in compliance with EPCRA or similar state statutes.

Comprehensive Environmental Response, Compensation, and Liability Act. The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and similar state laws affect our cemetery and funeral home operations by, among other things, imposing investigation and remediation obligations for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, strict, joint and several liability may be imposed upon generators, site owners and operators, and others regardless of fault or the legality of the original disposal activity. Our operations include the use of some materials that may meet the definition of “hazardous substances” under CERCLA or state laws and thus may give rise to liability if released to the environment through a spill or release. Should we acquire new properties with pre-existing conditions triggering CERCLA or similar state liability, we may become liable for responding to those conditions under CERCLA or similar state laws. We may become involved in proceedings, litigation or investigations at one or more sites where releases of hazardous substances have occurred, and we cannot assure you that the associated costs and potential liabilities would not be material.

Underground and Above Ground Storage Tank Laws and Solid Waste Laws. Federal, state and local laws regulate the installation, removal, operations and closure of underground storage tanks, or USTs and above-ground storage tanks, or ASTs, which are located at some of our facilities as well as the management and disposal of solid waste. Most of the USTs and ASTs contain petroleum for heating our buildings or are used for vehicle maintenance, or general operations. Depending upon the age and integrity of the USTs and ASTs, they may require upgrades, removal and/or closure, and remediation may be required if there has been a potential discharge or release of petroleum into the environment. All of the aforementioned activities may require us to incur capital costs and expenses to ensure continued compliance with environmental requirements. Should we acquire properties with existing USTs and ASTs that are not in compliance with environmental requirements, we may become liable for responding to releases to the environment or for costs associated with upgrades, removal and/or closure costs, and we cannot assure you that the costs or liabilities will not be material in that event. Solid wastes have been disposed of at some of our cemeteries, both lawfully and unlawfully. Prior to acquiring a cemetery, an environmental site assessment is usually conducted to determine, among other conditions, if a solid waste disposal area or landfill exists on the parcel which requires removal, cleaning or management. Depending upon the existence of any such solid waste disposal areas, we may be required by the applicable regulatory authority to remove the waste materials or to conduct remediation and we cannot assure you that the costs or liabilities will not be material in that event.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. Although this section updates information related to certain tax considerations, it should be read in conjunction with “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus and “Tax Risks to Common Unitholders” in our 2013 Form 10-K. You are urged to consult with your tax advisor about the federal, state, local and non-U.S. tax consequences particular to your circumstances.

Partnership Tax Treatment

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS with respect to our partnership status. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as income and gains derived from the sale of real property or other passive types of income such as dividends. We estimate that less than 6% of our current gross income is not qualifying income; however, this estimate could change from time to time. For a more complete description of this qualifying income requirement, please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status” in the accompanying prospectus.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of common units.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 50% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make current quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make current quarterly distributions on all units, yet we only distribute the current quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Tax-Exempt Organizations & Other Investors

Ownership of common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. investors raises issues unique to such persons. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

UNDERWRITING

Raymond James & Associates, Inc. and Barclays Capital Inc. are acting as the representatives of the underwriters named below and as the joint book-running managers for this offering. Subject to the terms and conditions contained in an underwriting agreement dated May 29, 2014, among us and the underwriters, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of common units indicated below:

Underwriter	Number of Common Units
Raymond James & Associates, Inc.	1,401,400
Barclays Capital Inc.	728,000
Janney Montgomery Scott LLC	327,600
BB&T Capital Markets, a division of BB&T Securities, LLC	143,000

Total	2,600,000

The underwriters have agreed to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The underwriters’ representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.66 per common unit. The underwriters may allow a discount not in excess of $0.10 per common unit to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option to purchase additional common units from us:

	Per Common Unit	No Exercise	Full Exercise
Public offering price	$23.67	$61,542,000	$70,773,300
Underwriting discount	$1.11	$2,886,000	$3,318,900
Proceeds, before expenses, to StoneMor Partners L.P.	$22.56	$58,656,000	$67,454,400

The expenses of the offering payable by StoneMor Partners L.P., not including the underwriting discount, are estimated to be $500,000 and are payable by us.

Overallotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 390,000 additional common units from us at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the common units offered by this prospectus supplement. If the underwriters’ option is exercised in full, the total price to the public would be approximately $70.8 million and the total proceeds to us would be approximately $67.0 million after deducting underwriting discount and estimated offering expenses.

No Sales of Similar Securities

We and each of the directors and officers of our general partner have agreed, with exceptions, not to sell or transfer any common units for 90 days after the date of this prospectus supplement, subject to an extension of up to 18 days, without first obtaining the written consent of the representatives, Raymond James & Associates, Inc. and Barclays Capital Inc., on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any common units;

•	sell any option or contract to purchase any common units;

•	purchase any option or contract to sell any common units;

•	grant any option, right or warrant for the sale of any common units;

•	lend or either dispose of or transfer any common units;

•	request or demand that we file a registration statement related to the common units; or

•

enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences of ownership of any common units, whether any transaction swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

These restrictions do not apply to:

•	the sale of common units to the underwriters;

•	issuances under our employee benefit plans;

•	issuances of common units as consideration in acquisitions (provided the acquiror agrees to be bound by the lock-up for the unexpired term);

•	issuances of Distribution Units to ACII; or

•	the filing of a shelf registration statement to register the offer and sale of the Distribution Units by the selling unitholder.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The New York Stock Exchange

Our common units are listed on the New York Stock Exchange under the symbol “STON.”

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing, or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of units represented by the underwriters’ overallotment option. Transactions to close out the covered syndicate short involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the overallotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the overallotment option. The underwriters may also make “naked” short sales of common units in excess of the overallotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in the common units on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the bid must then be lowered when specified purchase limits are exceeded.

FINRA Conduct Rules

An affiliate of Raymond James is a lender under our credit facility and may receive more than five percent of the proceeds of this offering (in addition to underwriting discounts and commissions) pursuant to the repayment of borrowings thereunder. No conflict of interest exists between us and the underwriters under Financial Industry Regulatory Authority Rule 5121. Because the common units offered hereby are interests in a direct participation program, as defined in Financial Industry Regulatory Authority Rule 2310, investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

A prospectus in electronic format will be made available on the website maintained by one or more of the underwriters participating in this offering. Other than the electronic prospectus, the information on such websites is not part of this prospectus.

Other Relationships

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they received or will receive customary fees and expense reimbursement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us or our affiliates.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters relating to the offering of the common units will be passed upon for the underwriters by Andrews Kurth LLP, Austin, Texas.

EXPERTS

The consolidated financial statements of StoneMor Partners L.P. as of December 31, 2013, 2012 and 2011, incorporated herein by reference from StoneMor Partners L.P.’s Annual Report on Form 10-K filed on March 17, 2014, and the effectiveness of StoneMor Partners L.P.’s internal control over financial reporting as of December 31, 2013 incorporated from StoneMor Partners L.P.’s Annual Report on Form 10-K filed on March 17, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information we file later with the SEC will automatically supersede this information until the termination of this offering (other than information deemed to have been furnished or not filed in accordance with the SEC rules). You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

We incorporate by reference the documents listed below filed by us and any future filings made after the date of the initial filing of the registration statement of which this prospectus supplement is a part with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering under this prospectus supplement (other than, in each case, information deemed to have been furnished or not filed in accordance with the SEC rules).

•	Our Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 17, 2014;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on May 8, 2014;

•	Our Current Reports on Form 8-K filed on January 7, 2014, February 14, 2014, March 26, 2014, April 8, 2014 and May 23, 2014;

•

The description of the common units contained in the Registration Statement on Form 8-A, initially filed on August 23, 2004, and any subsequent amendment thereto filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus supplement and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

StoneMor Partners L.P.

311 Veterans Highway, Suite B

Levittown, PA 19056

(215) 826-2800

Attn: Investor Relations

We also make available free of charge on our website at http://www.stonemor.com our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Section 16 reports, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

PROSPECTUS

$500,000,000

StoneMor Partners L.P.

Common Units

Other Classes of Units Representing

Limited Partner Interests

We may from time to time offer up to $500,000,000 of common units representing limited partner interests and other classes of units representing limited partner interests in StoneMor Partners L.P. We refer to the common units and other classes of units representing limited partner interests in StoneMor Partners L.P. collectively as the “securities.” This prospectus describes the general terms of the securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

Our common units are traded on the New York Stock Exchange (“NYSE”) under the symbol “STON.”

We will provide information in the prospectus supplement for the trading market, if any, for any other classes of units representing limited partner interests we may offer.

Investing in our securities involves risks, including those associated with the inherent differences between limited partnerships and corporations. You should carefully consider the risks relating to investing in our securities and each of the other risk factors incorporated by reference under “Risk Factors” beginning on page 5 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 16, 2013.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process or continuous offering process. Under this shelf registration process, we may sell up to $500,000,000 in aggregate offering price of the securities described in this prospectus in one or more offerings. Each time we sell securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. See “Where You Can Find More Information.” You are urged to read this prospectus and our SEC reports in their entirety.

Throughout this prospectus, when we use the terms “we,” “us,” or “StoneMor Partners L.P.,” we are referring either to StoneMor Partners L.P., the registrant itself, or to StoneMor Partners L.P. and its operating subsidiaries collectively, as the context requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information until the termination of this offering (other than information furnished and not filed with the SEC). You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference in this prospectus the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012 filed March 15, 2013;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed May 7, 2013;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed August 7, 2013;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed November 7, 2013;

•	Our Current Reports on Form 8-K filed February 22, 2013, March 1, 2013, March 26, 2013, May 13, 2013 (excluding information furnished pursuant to Item 7.01), May 17, 2013, May 28, 2013, June 11, 2013, June 21, 2013, July 26, 3013, October 2, 2013, October 24, 2013 and December 3, 2013; and

•	The description of the common units contained in the Registration Statement on Form 8-A, initially filed on August 23, 2004, and any subsequent amendment thereto filed for the purpose of updating such description.

In addition, we incorporate by reference in this prospectus any future filings made by StoneMor Partners L.P. with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed with the SEC) after the date on which the registration statement that includes this prospectus was initially filed with the SEC (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) and until all offerings under this shelf registration statement are terminated.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

StoneMor Partners L.P.
311 Veterans Highway, Suite B
Levittown, PA 19056
(215) 826-2800
Attn: Investor Relations

We also make available free of charge on our internet website at http://www.stonemor.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and Section 16 reports, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus, including, but not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management, assumptions regarding our future performance and plans, and any financial guidance provided, as well as certain information in our other filings with the SEC and elsewhere are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated or implied, including, but not limited to, the following: uncertainties associated with future revenue and revenue growth; the effect of the current economic downturn; the impact of our significant leverage on our operating plans; our ability to service our debt and pay distributions; the decline in the fair value of certain equity and debt securities held in our trusts; our ability to attract, train and retain an adequate number of sales people; uncertainties associated with the volume and timing of pre-need sales of cemetery services and products; increased use of cremation; changes in the death rate; changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies; our ability to successfully implement a strategic plan relating to achieving operating improvements, strong cash flows and further deleveraging; our ability to successfully compete in the cemetery and funeral home industry; uncertainties associated with the integration or anticipated benefits of our recent acquisitions or any future acquisitions; our ability to complete and fund additional acquisitions; our ability to complete and fund the transaction with the Archdiocese of Philadelphia; litigation or legal proceedings that could expose us to significant liabilities and damage our reputation; our ability to maintain effective disclosure controls and procedures and internal control over financial reporting; the effects of cyber security attacks due to our significant reliance on information technology; uncertainties relating to the financial condition of third-party insurance companies that fund our pre-need funeral contracts; and various other uncertainties associated with the death care industry and our operations in particular; and other risks set forth under “Risk Factors” incorporated by reference into this prospectus including, without limitation, in our most recent Annual Report on Form 10-K and, to the extent applicable, in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in our SEC filings. We assume no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements by us, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

ABOUT STONEMOR PARTNERS L.P.

We are, as of September 30, 2013, the second largest owner and operator of cemeteries in the United States. As of September 30, 2013, we operated 277 cemeteries in 27 states and Puerto Rico. We own 259 of these cemeteries, and we operate the remaining 18 under management or operating agreements with the nonprofit cemetery corporations that own the cemeteries. As of September 30, 2013, we also owned and operated 90 funeral homes in 18 states and Puerto Rico. Forty-one of our funeral homes are located on the grounds of the cemeteries that we own.

We were formed as a Delaware limited partnership in April 2004. Unlike certain of our competitors that are not treated as partnerships for federal income tax purposes, our primary business objective is to increase distributable cash flow over time for our unitholders. We aim to set unitholder distributions at a level that can be sustained over time, while maintaining resources sufficient for the ongoing stability and growth of our business.

The cemetery products and services that we sell include the following:

Interment Rights	Merchandise	Services
• burial lots • lawn crypts • mausoleum crypts • cremation niches • perpetual care rights	• burial vaults • caskets • grave markers and grave marker bases • memorials	• installation of burial vaults • installation of caskets • installation of other cemetery merchandise • other service items

We sell cemetery products and services both at the time of death, which we refer to as at-need, and prior to the time of death, which we refer to as pre-need. Our sales of real property, including burial lots (with and without installed vaults), lawn and mausoleum crypts and cremation niches, generate qualifying income sufficient for us to be treated as a partnership for federal income tax purposes.

Our primary funeral home products are caskets and related items. Our funeral home services include consultation, the removal and preparation of remains and the use of funeral home facilities for visitation and prayer services. We sell these services and merchandise generally at the time of need. Our funeral home operations are conducted through various wholly-owned subsidiaries that are treated as corporations for U.S. federal income tax purposes.

We maintain an Internet website at http://www.stonemor.com, which contains information about us. The information on this website is not, and should not be considered, part of this prospectus and it is not incorporated by reference into this prospectus.

Our principal executive offices are located at 311 Veterans Highway, Suite B, Levittown, Pennsylvania 19056, and our phone number is (215) 826-2800.

RISK FACTORS

An investment in our securities involves a significant degree of risk. Before you invest in our securities, you should carefully consider those risk factors included in our most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K, each of which is incorporated herein by reference and those risk factors that may be included in the applicable prospectus supplement together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, we may be unable to pay distributions to our unitholders, the trading price of our securities could decline and you could lose all or part of your investment.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities covered by this prospectus for general partnership purposes, which may include, among other things, funding acquisitions of assets or businesses, working capital, capital expenditures and the repayment or refinancing of all or a portion of our debt. The actual application of proceeds we receive from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

DESCRIPTION OF THE COMMON UNITS

The holders of our common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. As of November 1, 2013, we had 21,374,037 outstanding common units, representing a 98.17% limited partner interest, a 1.83% general partner interest and incentive distribution rights.

Partnership Agreement

The following is a summary of certain provisions of our partnership agreement. A copy of our partnership agreement is included in our other SEC filings and incorporated by reference in this prospectus.

Issuance of Additional Units

Our partnership agreement authorizes us to issue an unlimited number of additional common units and other equity securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

We may issue an unlimited number of common units without the approval of the unitholders as follows:

•	in connection with an acquisition or an expansion capital improvement that increases cash flow from operations per unit on an estimated pro forma basis;

•	if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement;

•	the redemption of common units or other equity interests of equal rank with the common units from the net proceeds of an issuance of common units or parity units, but only if the redemption price equals the net proceeds per unit, before expenses, to us;

•	upon conversion of units of equal rank with the common units into common units under some circumstances;

•	in the event of a combination or subdivision of common units;

•	under employee benefit plans; or

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets. In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its current general partner interest in us. The general partner’s 1.83% interest in our distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 1.83% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Limited Liability

Participation in the Control of Our Partnership

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of claim in Delaware case law.

Unlawful Partnership Distributions

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities that are unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

Our subsidiaries conduct business in 28 states and Puerto Rico and may conduct business in other states in the future. Maintenance of our limited liability, as the sole member of the operating company, may require compliance with legal requirements in the jurisdictions in which the operating company and/or our subsidiaries conduct business. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our member interest in the operating company or otherwise, conducting business in any state without compliance with the applicable limited partnership, limited liability company or corporation statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the laws of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner determined by our general partner to be necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

Certain actions require the approval of the holders of a majority of our common units. The actions that require the approval of a unit majority include:

•	certain amendments to our partnership agreement;

•	the merger of our partnership or the sale of all or substantially all of our assets;

•	amendments to the limited liability company agreement of our operating company and other actions taken as sole member of our limited liability company if such amendment or other action would adversely affect our limited partners or any particular class of our limited partners in any material respect; and

•	the dissolution of our partnership and the reconstitution of our partnership upon dissolution.

Other actions require the unitholder approval described below:

•	the withdrawal of our general partner prior to September 30, 2014 in a manner that would cause a dissolution of our partnership, in most circumstances requires the approval of a majority of the common units, excluding common units held by the general partner and its affiliates;

•	the removal of our general partner requires not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates;

•	the transfer of the general partner interest to a third party prior to September 30, 2014 in most circumstances requires the approval of a majority of the common units, excluding common units held by the general partner and its affiliates; and

•	the transfer of incentive distribution rights to a third party prior to September 30, 2014 in most circumstances requires the approval of a majority of the common units, excluding common units held by the general partner and its affiliates.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price.

The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date are entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Listing

Our common units are traded on the NYSE under the symbol “STON.”

Transfer Agent and Registrar Duties

American Stock Transfer and Trust Company, LLC serves as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

•	special charges for services requested by a holder of a common unit, and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Any transfer of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of the general partner and any liquidator of our partnership as specified in our partnership agreement; and

•	gives the consents and approvals contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. The general partner will cause any unrecorded transfer for which a completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification with respect to itself and any beneficial holders; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor will not have a duty to insure the execution of the transfer application and certification by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application and certification to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

CASH DISTRIBUTION POLICY

Quarterly Distributions of Available Cash

General

Within 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date.

Available cash for any quarter consists of cash on hand at the end of that quarter, plus cash on hand from working capital borrowings made after the end of the quarter but before the date of determination of available cash for the quarter, less cash reserves. Cash and other investments held in merchandise trusts and perpetual care trusts are not treated as available cash until they are distributed to us.

We are prohibited from making any distributions to unitholders if the distributions would cause an event of default, or if an event of default is existing, under our debt agreements.

General Partner Interest and Incentive Distribution Rights

Our general partner is entitled to 1.83% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s 1.83% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 1.83% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 49.83%, of the cash we distribute from operating surplus in excess of $0.5125 per unit. The maximum distribution of 49.83% includes distributions paid to the general partner on its 1.83% general partner interest, and assumes that the general partner maintains its general partner interest at 1.83%, but does not include any distributions that the general partner may receive on units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus. We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus.

Operating Surplus

Operating surplus consists of:

•	our cash balance on September 20, 2004; plus

•	$5.0 million (as described below); plus

•	cash receipts from our operations, including cash withdrawn from merchandise and perpetual care trusts; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; less

•	operating expenditures, including cash deposited in merchandise and perpetual care trusts, maintenance capital expenditures and the repayment of working capital borrowings; less

•	the amount of cash reserves for future operating expenditures and maintenance capital expenditures.

As reflected above, operating surplus includes $5.0 million in addition to our cash balance on September 20, 2004, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $5.0 million of cash we receive in the future from non-operating sources, such as asset sales outside the ordinary course of business, sales of our equity and debt securities, and long-term borrowings, that would otherwise be distributed as capital surplus.

As described above, operating surplus is reduced by the amount of our maintenance capital expenditures but not our expansion capital expenditures. For our purposes, maintenance capital expenditures are those capital expenditures required to maintain, over the long term, the operating capacity of our capital assets, and expansion capital expenditures are those capital expenditures that increase, over the long term, the operating capacity of our capital assets.

Examples of maintenance capital expenditures include costs to build roads and install sprinkler systems on our cemetery properties and purchases of equipment for those purposes and, in most instances, costs to develop new areas of our cemeteries. Examples of expansion capital expenditures include costs to identify and complete acquisitions of new cemeteries and funeral homes and to construct new funeral homes. Costs to construct mausoleum crypts and lawn crypts may be considered to be a combination of maintenance capital expenditures and expansion capital expenditures. Our general partner, with the concurrence of its conflicts committee, may allocate capital expenditures between maintenance capital expenditures and expansion capital expenditures and may determine the period over which maintenance capital expenditures will be subtracted from operating surplus.

As described above, operating surplus is reduced by the amount of our operating expenditures. Our partnership agreement specifically excludes certain items from the definition of operating expenditures, such as cash expenditures made for acquisitions or capital improvements, including, without limitation, all cash expenditures, whether or not expensed or capitalized for tax or accounting purposes, incurred during the first four years following an acquisition in order to bring the operating capacity of the acquisition to the level expected to be achieved in the projections forming the basis on which our general partner approved the acquisition. Examples of such cash expenditures include certain maintenance capital expenditures and cash expenditures that we believe are necessary to develop the pre-need sales programs of businesses or assets we acquire. Where cash expenditures are made in part for acquisitions or capital improvements and in part for other purposes, our general partner, with the concurrence of our conflicts committee, will determine the allocation between the amounts paid for each and the period over which cash expenditures made for other purposes will be subtracted from operating surplus.

Capital Surplus

Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash (other than sales or other dispositions of excess cemetery property up to an aggregate amount in any four-quarter period calculated pursuant to our partnership agreement; sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business; and sales or other dispositions of assets as a part of normal retirements or replacements).

The exception for sales of excess cemetery property in any four-quarter period generally is calculated by multiplying $1.0 million by a fraction, the numerator of which is the number of cemeteries and funeral homes owned and operated by us on the last day of the quarter in which the sale occurs and the denominator of which is 139.

Distributions of Available Cash from Operating Surplus

The following table illustrates the priority of distributions of available cash from operating surplus between the unitholders and our general partner. The amounts set forth in the table in the column titled “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column titled “Total Quarterly Distribution Target Amount per Common Unit,” until the available cash from operating surplus that we distribute reaches the next target distribution level, if any. The percentage interests shown for our general partner include its 1.83% general partner interest and assume the general partner has contributed any additional capital required to maintain its 1.83% general partner interest and has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount per Common Unit	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner
First Target Distribution	up to $0.5125	98.17%	1.83%
Second Target Distribution	above $0.5125 up to $0.5875	85.17%	14.83%
Third Target Distribution	above $0.5875 up to $0.7125	75.17%	24.83%
Thereafter	above $0.7125	50.17%	49.83%

Distributions of Available Cash from Capital Surplus

We do not currently expect to make any distributions of available cash from capital surplus. However, to the extent that we make any distributions of available cash from capital surplus, they will be made in the following manner:

•	first, 98.17% to all common unitholders, pro rata, and 1.83% to our general partner, until we have distributed for each common unit an amount of available cash from capital surplus equal to the initial public offering price;

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the first target distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions.

If we distribute capital surplus on a unit in an amount equal to the initial unit price and have paid all arrearages on the common units, the target distribution levels will be reduced to zero. Once the target distribution levels are reduced to zero, all subsequent distributions will be from operating surplus, with 50.17% being paid to the holders of units and 49.83% to our general partner.

Adjustment of Target Distribution Levels

In addition to adjusting the target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the income taxes payable by reason of that legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their respective capital account balances, as adjusted to reflect any taxable gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of taxable gain upon liquidation are intended, to the extent possible, to allow the holders of common units to receive proceeds equal to their unrecovered initial unit price for the quarter during which liquidation occurs prior to any allocation of gain to the common units. There may not be sufficient taxable gain upon our liquidation to enable the holders of common units to fully recover all of these amounts. Any additional taxable gain will be allocated in a manner intended to allow our general partner to receive proceeds in respect of its incentive distribution rights.

If there are losses upon liquidation, they will first be allocated to the general partner and then to the common units and the general partner interest until the capital accounts of the common units have been reduced to zero. Any remaining loss will be allocated to the general partner interest.

DESCRIPTION OF THE OTHER CLASSES OF UNITS

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and with the rights, preferences, and privileges established by our general partner without the approval of any of our limited partners. A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement and the rights and privileges of our limited partners is included in our registration statement on Form 8-A as filed with the SEC on August 23, 2004, including any subsequent amendments or reports filed for the purpose of updating such description. Please read “Where You Can Find More Information.”

Should we offer other classes of units under this prospectus, a prospectus supplement relating to the particular class or series of units offered will include the specific terms of those units, including, among other things, the following:

•	the designation, stated value, and liquidation preference of the units and the maximum number of units to constitute the class or series;

•	the number of units to be offered;

•	the public offering price at which the units will be issued;

•	any sinking fund provisions of the units;

•	the voting rights, if any, of the units;

•	the distribution rights of the units, if any;

•	whether the units will be redeemable and, if so, the price and the terms and conditions on which the units may be redeemed, including the time during which the units may be redeemed and any accumulated distributions thereof, if any, that the holders of the units will be entitled to receive upon the redemption thereof;

•	the terms and conditions, if any, on which the units will be convertible into, or exchangeable for, the units of any other class or series of units representing limited partner interests, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•	a discussion of any additional material federal income tax considerations (other than as discussed in this prospectus), if any, regarding the units; and

•	any additional rights, preferences, privileges, limitations, and restrictions of the units.

The particular terms of any class or series of units will also be described in the amendment to our partnership agreement relating to that class or series of units, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such class or series of units.

Such units will be fully paid and non-assessable when issued upon full payment of the purchase price therefor. The transfer agent, registrar, and distributions disbursement agent for the units will be designated in the applicable prospectus supplement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective common unitholders and is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective common unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to StoneMor Partners L.P.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. insofar as they related to matters of U.S. federal income tax law and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our common unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on common unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold common units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, non-resident aliens or other common unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each common unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units and potential changes in applicable tax laws.

No ruling has been or will be requested from the Internal Revenue Service (“IRS”) regarding any matter affecting us. Instead, we are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our common unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a common unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our common unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the common unitholder had earned such income directly, even if we make no cash distributions to the common unitholder.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains from the sale of real property, whether unimproved or improved with installed burial vaults and marker foundations, including burial lots, lawn crypts and mausoleum crypts conveyed by perpetual easements. Other types of qualifying income include interest (other than from a financial business) and dividends. We estimate that approximately 8% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon the factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes;

(b) For each taxable year, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code;

(c) All sales of burial lots, whether improved or unimproved, will be pursuant to contracts substantially in the form reviewed by Vinson & Elkins L.L.P.; and

(d) Burial vaults, marker foundations and mausoleum crypts are effectively permanently attached to the ground, are not intended to be moved and would likely sustain not insubstantial damage if moved.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our common unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our common unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our common unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our common unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Common unitholders who are admitted as limited partners of the partnership as well as common unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners of the partnership as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our common unitholders, we will not pay any federal income tax. Rather, each common unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a common unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A common unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in the unitholder’s share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions by us to a common unitholder generally will not be taxable to the common unitholder, unless such distributions exceed the unitholder’s tax basis in its common units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation and depletion recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A common unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a common unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocated against portfolio income.

The computation of a common unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A common unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former common unitholder, we are authorized to treat the payment as a distribution of cash to the relevant unitholder. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a common unitholder, in which event the common unitholder may be entitled to claim a refund of the overpayment amount. Common unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction generally will be allocated among our common unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax (“NIIT”) applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a common unitholder’s allocable share of our income and gain realized by a common unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the common unitholder’s net investment income from all investments, or (ii) the amount by which the common unitholder’s modified adjusted gross income exceeds $250,000 (if the common unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of common units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or

Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and are made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or non-depreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a common unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation and depletion deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units – Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders could change, and common unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A common unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A common unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a common unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation or depletion recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling common unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the common unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a common unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee common unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor common unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the common unitholder’s interest, our taxable income or losses might be reallocated among the common unitholders. We are authorized to revise our method of allocation between transferee and transferor common unitholders, as well as among common unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A common unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A common unitholder who sells or purchases any units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A common unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. unitholders should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. unitholders are taxed by the United States on income effectively connected with the conduct of a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty will be considered to be engaged in business in the United States because of their ownership of our units. Furthermore, is it probable that they will be deemed to conduct such activities through permanent establishments in the

United States within the meaning of applicable tax treaties. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain in a manner similar to a taxable U.S. unitholder. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a non-U.S. unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s effectively connected earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a non-U.S. person from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be effectively connected with a U.S. trade or business. Thus, part or all of a non-U.S. unitholder’s gain from the sale or other disposition of its units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate (including land, improvements, and certain associated personal property) and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each common unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each common unitholder’s share of income, gain, loss and deduction. We cannot assure our common unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective common unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a common unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of common unitholders. The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against common unitholders for items in our returns. The Tax Matters Partner may bind a common unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that common unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the common unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any common unitholder having at least a 1% interest in profits or by any group of common unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each common unitholder with an interest in the outcome may participate in that action.

A common unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a common unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. Penalties may also be imposed for engaging in transactions without economic substance. We do not anticipate engaging in transactions without economic substance or otherwise participating in transactions that would subject our unitholders to accuracy-related penalties.

State, Local, Non-U.S. and Other Tax Considerations

In addition to federal income taxes, common unitholders may be subject to other taxes, including state and local and non-U.S. income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the common unitholder is a resident. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective common unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We strongly recommend that each prospective common unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each common unitholder to file all state, local, and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT BY EMPLOYEE BENEFIT PLANS

An investment in our common units or other classes of units representing limited partner interests by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code and may also be subject to other provisions under certain federal, state, local, non-U.S., or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization, and any entity deemed to hold the assets of such plans. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment in our common units or other classes of units will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return (please read “Material U.S. Federal Income Tax Consequences – Tax-Exempt Organizations and Other Investors”);

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code, and any other applicable Similar Laws (see discussion below);

•	whether the investment is made solely in the interests of the plan participants; and

•	whether the investment would create any problems for the plan’s need for liquidity.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our common units or other classes of units representing limited partner interests is authorized by the appropriate governing plan instruments and is a proper investment for the plan. In addition, a fiduciary of an employee benefit plan may not deal with the plan’s assets in his own interest, represent a person whose interests are adverse to the plan’s in a transaction involving plan assets, or receive any consideration from a third party in connection with a transaction involving plan assets. A violation of fiduciary requirements could result in liability for breach of fiduciary duty, disqualification from future fiduciary service, excise taxes, and other adverse consequences to the plan fiduciaries.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and Section 4975 of the Code also prohibits IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or that are “disqualified persons” under the Code with respect to the plan unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA, the Code, and other applicable Similar Laws. In addition, the fiduciary of the plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA, the Code, and other applicable Similar Laws.

In addition to considering whether the purchase of our securities is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code or any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•	the entity is an “operating company,” meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first bullet. However, although we do not intend for our assets to be deemed “plan assets” under these regulations, we cannot provide assurances regarding this issue to any investor.

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Code, and applicable Similar Laws is general in nature and is not intended to be all-inclusive, nor should it be construed as legal advice. In light of the complexity of these rules and the excise taxes, penalties, and liabilities that may be imposed on persons involved in non-exempt prohibited transactions or other violations, plan fiduciaries (or other persons considering purchasing the securities on behalf of, or with the assets of, any employee benefit plan) should consult with their own counsel regarding the consequences under ERISA, the Code and other Similar Laws. Accordingly, by acceptance of our securities, each buyer and subsequent transferee of the securities will be deemed to have represented and warranted that either (A) no portion of the assets used by the buyer or transferee to acquire and hold the securities constitutes assets of any employee benefit plan, or (B) the purchase and holding (and any conversion, if applicable) of the securities by such buyer or transferee will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws.

PLAN OF DISTRIBUTION

We may sell securities described in this prospectus and any accompanying prospectus supplement through underwriters, through broker-dealers, through agents or directly to one or more investors.

We will prepare a prospectus supplement for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account, and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may sell the securities through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto. We may use electronic media, including the Internet, to sell offered securities directly.

We may offer our common units into an existing trading market on the terms described in the prospectus supplement relating thereto. Underwriters, dealers and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because FINRA views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with FINRA Rule 2310.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Vinson & Elkins L.L.P. will pass upon the validity of the securities covered by this prospectus. If certain legal matters in connection with an offering of the securities covered by this prospectus and a related prospectus supplement are passed upon by counsel for the underwriters, if any, of such offering, that counsel will be named in the related prospectus supplement for such offering.

EXPERTS

The consolidated financial statements, incorporated in this Prospectus by reference from StoneMor Partners L.P.’s Annual Report on Form 10-K and the effectiveness of StoneMor Partners L.P.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

2,600,000

Common Units

Representing Limited Partner Interests

StoneMor Partners L.P.

PROSPECTUS SUPPLEMENT

Joint Bookrunners

RAYMOND JAMES

BARCLAYS

Co-Managers

JANNEY MONTGOMERY SCOTT

BB&T CAPITAL MARKETS

May 29, 2014